VARIABLE ANNUITY ACCOUNT C

State University of New York Defined Contribution Retirement Plan

ING Life Insurance and Annuity Company

Supplement Dated December 16, 2003 to
Prospectus, Contract Prospectus Summary and Statement
of Additional Information (SAI) dated May 1, 2003
as Supplemented on September 2, 2003 with respect to the
Prospectus and Contract Prospectus Summary,
September 10, 2003 with respect to the SAI
and November 10, 2003 with respect to the Prospectus

The information in this supplement amends certain information contained in the Prospectus, Contract Prospectus Summary and Statement of Additional Information each dated May 1, 2003. You should read this supplement along with the Prospectus, Contract Prospectus Summary and Statement of Additional Information.

Effective February 16, 2004 the Service Center's mailing address is as follows:

Service Center
P.O. Box 13030
Newark, NJ 07188-0030